Mail Stop 4561

April 26, 2007

Allen M. Hsieh
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 2100
Bellevue, WA 98004

> **Re:** **Infospace, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 23, 2007**
> **File No. 000-25131**

Dear Mr. Hsieh:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 58

1. We note that certain agreements related to online revenues contain maximum thresholds for paid searches for which a customer will pay during a specific period of time and that you recognize revenue at the lesser of the amount that would be recorded based on the amount due per search or the amount that would be recognized if revenue was based on a ratable recognition method. Clarify the terms of these arrangements including whether your customers pay a fee up front for the maximum threshold of paid searches over a certain period of time as well

as the period over which the maximum thresholds are provided (i.e. monthly, quarterly, annually, etc.). Additionally, clarify whether the maximum thresholds remain the same each period throughout the contract and if not, how this affects your revenue recognition policy. Also, if the maximum thresholds are not met during a period, does the Company reimburse the customer for any amounts paid in advance or do you extend the service period? Please explain and tell us how this impacts your revenue recognition policy.

2. We note your disclosures on page 13 where you indicate that agreements with certain of your major customers require the Company to generate a minimum amount of revenue. If the Company does not reach these minimums, you may receive reduced revenues from your customers or you may be required to compensate your customers for the shortfall. Please explain which customers are subject to these arrangements (i.e. distribution partners or end user advertisers). Tell us how and when you account for these potential shortfalls. Tell us the amount of discount or reduced revenues granted under these arrangements for each of the last three fiscal years. Also, considering the concessions granted to certain customers, tell us how you determined your fees are fixed and determinable.

3. We note that revenue from distribution partner's Web property is recognized on a gross basis pursuant to EITF 99-19. In your response letter dated July 2, 2001, the Company indicated that gross accounting was appropriate as you determined that the Company is the primary obligor to the third party advertisers; the Company determines the price of the banner advertising sold; the Company performs all services sold as well as determines the nature, type, characteristics of the services provided to the customer and the Company assumes all credit risk. Please consider revising your disclosures to incorporate this information as to more clearly explain how the Company determined that revenue recognition on a gross basis was appropriate.

Item 9A. Controls and Procedures, page 82

4. We note in your disclosure that management identified a material weakness in your internal controls related to your accounting and disclosure for deferred income taxes and that this material weakness resulted in a material adjustment to the consolidated financial statements and related disclosures as of and for the year ended December 31, 2006. Based on your disclosure, it is not clear whether this adjustment impacted any of your prior financial statements, including quarterly reports on Form 10-Q and prior years Form 10-K, or resulted in any adjustments to your financial statements. Tell us specifically what periods these errors related to as well as the impact these errors had on your financial statements for each period identified. Additionally, provide us with the adjustment referenced in your

disclosure, including the dollar amounts, to the Company's books and records and its financial statements.

Schedule II - Valuation and Qualifying Accounts

5.   We note you have omitted a schedule of valuation and qualifying accounts in your Form 10-K. Tell us how you considered Item 5-04(a)(2) of Regulation S-X as it relates to disclosing a schedule of valuation and qualifying accounts.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief